SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.                  Description

Exhibit No. 1                Holding(s) in Company released on 06 May 2005


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Exhibit No. 1


                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     DEUTSCHE BANK AG

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST
     OF COMPANIES IN (2)
     ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

     4 MAY 2005

11)  Date company informed

     06 MAY 2005

12)  Total holding following this notification

      25,182,736

13)  Total percentage holding of issued class following this notification

      4.04%

14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     tel 020 7535 8133


16) Name and signature of authorised company official responsible for making this notification

     Date of Notification ..6 MAY 2005.......


Letter to Rank Group Plc
Dated 4th May 2005

Further to our letter of 14 February 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 624,055,505 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 25,182,736 ordinary shares of Rank Group Plc, amounting to 4.04% Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

Letter from Deutsche Bank AG London


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  09 May 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary